================================================================================

                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of July 2005

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]       Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)

        Date: July 25, 2005                   By  /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------

                BACHOCO ANNOUNCES ITS SECOND QUARTER 2005 RESULTS

    CELAYA, Mexico, July 25 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the second quarter and six months ended June 30, 2005. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2005.

    Second Quarter 2005 Highlights:
    -- Bachoco achieved record sales of Ps. 3,781.4 million in the quarter compared with Ps. 3,331.1 million in 2Q04.
    -- Operating income also reached the highest level in Company history for a single quarter at Ps. 778.2 million, vs Ps. 88.3 million in the equivalent quarter of 2004.
    -- Gross margin was 32.5% for the quarter, compared to 14.9% during 2Q04. -- EBITDA reached Ps. 888.5 million, the highest for a quarter in the history of the Company.
    -- EPS of Ps. 2.20 (US$1.23 per ADS) for the quarter, compared to Ps. 0.31 (US$0.17 per ADS) in 2Q04

    Comments from the CEO:
    Cristobal Mondragon, CEO of Bachoco, stated, "The Mexican chicken industry benefited this quarter from strong demand, normalized raw material prices and a better balance between supply and demand.

    "Our company, in particular, was able to take full advantage of favorable market conditions due to the constant efforts at improving efficiency and productivity. That, together with our organic growth initiatives, ensured that we had adequate product supplies this quarter to meet customers' needs. The strong volumes, efficiency efforts and tight control over operating expenses allowed us to achieve the best results in Bachoco's history.

    "These results confirm that our strategies are working, and we will continue to follow them."

    The Company reached an operating margin of 20.6%, substantially higher than the 2.7% reached in 2Q04.

    The financial situation of the Company remains strong, with cash and cash equivalents of Ps. 3,458.9 million, while our debt remains at low levels. In addition, CAPEX continues to be financed entirely through resources generated by the Company's operations. CAPEX for this quarter was Ps. 99.7 million.

    Second Quarter 2005 Results
    Net Sales
    Net sales for the quarter reached Ps. 3,781.4 million, an increase of 13.5% compared to Ps. 3,331.1 million reported for 2Q04. This was mainly due to increases of 17.8% in chicken sales, 1.3% in swine sales and 11.9% in balance feed sales, partially offset by a decrease of 15.7% in egg sales.

Net Sales by Product Line               2Q04      2Q05
-----------------------------------   -------   -------
                                         %         %
CHICKEN                                 78.86%    81.84%
EGGS                                     9.98%     7.42%
BALANCED FEED                            6.95%     6.85%
SWINE AND OTHER LINES                    4.20%     3.90%
TOTAL COMPANY                             100%      100%

    Operating Results
    Bachoco's gross margin was 32.5% in 2Q05, compared to 14.9% in 2Q04, mainly due to the increase in price of chicken and a reduction in unit cost of sales for our main product lines, as a consequence of productivity improvements, as well as more normalized feed ingredient costs. The Company's operating margin was 20.6%, compared to 2.7% in the same quarter of 2004. EBITDA during the quarter reached Ps. 888.5 million.

    Taxes
    Taxes recognized by the Company during the quarter were Ps. 135.6 million.

    Net Income
    Net income for the three-month period ended June 30, 2005, was Ps. 661.1 million. Earnings per share reached Ps. 2.20,(US$1.23 per ADS) compared to Ps.
0.31 (US$0.17 per ADS) reported for the same period of 2004.

    Recent Developments
    On June 29, 2005, the Company announced that it had reached an agreement to acquire all the assets of Grupo Sanjor, a Company with production of approximately 300 thousand chickens per week and 100 thousand table egg-laying hens per cycle, located in the Yucatan Peninsula of Mexico.

    Results by Business Segment
    Chicken
    Volume of chicken sold during the quarter increased 7.9% with respect to the same quarter of last year. This increase was due to productivity improvements, as well as to the completion of projects that Bachoco had undertaken in the Northwestern and Peninsula complexes to expand the grow-out capacity. Along with this, the Company continued to have a more stable chicken supply, and demand was strong for the quarter, which allowed chicken prices to increase by 9.2% compared with 1Q04.

    Table Eggs
    Sales of table eggs decreased 15.7% as a result of a 19.6% decrease in prices, resulting from the continued large supply of eggs in the industry, but partially offset by an increase of 4.9% in volumes due to the additional production in the Sureste region. Bachoco continues to work on improving the sales mix by introducing pre-packaged products with high brand identification.

    Balanced Feed
    Sales of balanced feed increased 11.9% with respect to the same quarter last year as a result of a 23.7% increase in volume, partially offset by a 9.6% decrease in prices, compared with the same quarter last year, as a result of lower feed ingredient costs.

    Swine and Other Lines
    Sales of swine increased 1.3%, as a result of a 13.6% increase of volume sold, partially offset by a 10.8% decrease in price. This was the result of improvements in the Company's productivity but larger supplies in the Mexican market.

    First Half 2005 Results
    Net Sales
    Net sales for the six-month period reached Ps. 7,242.7 million, compared to Ps. 6,453.9 million reported for the same period of 2004, representing an increase of 12.2%. This was mainly due to sales increases of 16.0% in chicken, 11.1% in swine and 13.8% in balance feed, partially offset by a decrease of 14.2% in table egg sales. These changes were mainly the result of increases in volumes for our main product lines and increases in prices of chicken.

Net Sales by Product Line           First Half 04       First Half 05
--------------------------------   --------------    ----------------
CHICKEN                                     77.86%              80.48%
EGGS                                        11.29%               8.63%
BALANCED FEED                                6.72%               6.81%
SWINE AND OTHER LINES                        4.12%               4.07%
TOTAL COMPANY                                 100%                100%

    Operating Results
    Bachoco's gross margin reached 30.7% during the first half of 2005, an important improvement compared to the 15.3% reported in the same period of 2004. The strong improvement was mainly due to a reduction in the unit cost of sales for the main product lines, and better prices in the chicken product line. The Company's operating margin was 18.8%, much better than the 2.6% in the same six-month period of 2004. EBITDA during the first half reached Ps. 1,581.2 million.

    Taxes
    The taxes recognized by the Company during the first half were Ps. 243.4 million.

    Net Income
    Net income for the six-month period ended June 30, 2005, was Ps. 1,162.3 million. Earnings per share reached Ps. 3.88 (US$2.16 per ADS), compared to Ps.
0.53 (US$0.29 per ADS) reported for the same period of 2004.

    Balance Sheet
    The Company maintained a healthy financial structure at the end of the second quarter of 2005. Liquidity remained solid, with cash and cash equivalents of Ps. 3,458.9 million as of June 30, 2005. Debt decreased to Ps. 152.9 million as of June 30, 2005. CAPEX during the six-month period was Ps. 211.5 million, financed entirely through resources generated by the operations.

    Company Description
    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of $1.19 billion USD for 2004, divided among the Company's four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balanced feed, 10.66% table eggs, and 3.90% swine and other lines. Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
              (millions of constant pesos as of June 30, 2005, and
                millions of U.S. dollars, except per share data)

                                                      Three Months ended
                                         --------------------------------------------
                                           Jun 30,          Jun 30,         Jun 30,
                                           2005 (1)          2005            2004
                                         ------------    ------------    ------------
Net Sales                                US$      351    Ps.    3,781    Ps.    3,331
Cost of Sales                                     237           2,553           2,836
Gross Profit                                      114           1,228             495
Selling, General and
 Administrative Expenses                           42             450             406
Operating Income                                   72             778              88
Comprehensive Financing
 Cost/(Income)
 Interest Expense (Income)                         (5)            (55)             (8)
 Foreign Exchange Loss (Gain)                       4              44             (39)
 Gain from Monetary Position                        0               0               0
Total Comprehensive
 Financing Cost/(Income)                           (1)            (12)            (47)
Other Income, Net                                  (0)             (1)            (27)
Income before Provisions for
 Income Tax, Employee Profit
 Sharing and Minority Interest                     73             789             108
Provisions for:
 Income Tax, Asset Tax                            (12)           (131)             (2)
 Employee Profit Sharing                           --              --              --
 Deferred Income Taxes                             (0)             (5)            (19)

Income before Minority Interest                    61             654              87

Minority Interest                                  (0)             (0)             (0)

Net Income                                         61             654              87
Effects of Bulletin E-1                             1               8               7
Net income after Bulletin E-1                      61             661              94
Weighted Average Units
 Outstanding (in Thousands)                   300,000         300,000         299,360

Net Income per Unit                              0.20            2.20            0.31
Dividend per Unit                                0.07            0.80            0.83

                                                       Six Months ended
                                         --------------------------------------------
                                            Jun 30,         Jun 30,         Jun 30,
                                             2005            2005            2004
                                         ------------    ------------    ------------
Net Sales                                US$      673    Ps.    7,243    Ps.    6,454
Cost of Sales                                     466           5,016           5,464
Gross Profit                                      207           2,227             990
Selling, General and
 Administrative Expenses                           80             865             823
Operating Income                                  127           1,362             167
Comprehensive Financing
 Cost/(Income)
 Interest Expense (Income)                         (8)            (91)            (31)
 Foreign Exchange Loss (Gain)                       5              59             (41)
 Gain from Monetary Position                        1               9               0
Total Comprehensive
 Financing Cost/(Income)                           (2)            (23)            (73)
Other Income, Net                                  (0)             (4)            (46)
Income before Provisions for
 Income Tax, Employee Profit
 Sharing and Minority Interest                    128           1,380             193
Provisions for:
 Income Tax, Asset Tax                            (16)           (171)             (4)
 Employee Profit Sharing                           --              --              --
 Deferred Income Taxes                             (7)            (72)            (34)

Income before Minority Interest                   106           1,137             155

Minority Interest                                  (0)             (1)              1

Net Income                                        106           1,136             156
Effects of Bulletin E-1                             2              26               7
Net income after Bulletin E-1                     108           1,162             158
Weighted Average Units
 Outstanding (in Thousands)                   299,927         299,927         299,592

Net Income per Unit                              0.36            3.88            0.53
Dividend per Unit                                0.07            0.80            0.83

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.764 per U.S. dollar, the noon buying rate at June 30, 2005.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                      Consolidated Condensed Balance Sheets
              (millions of constant pesos as of June 30, 2005, and
                millions of U.S. dollars, except per share data)

                                           June 30,        June 30,        Dec. 30
                                           2005 (1)          2005            2004
                                         ------------    ------------    ------------
ASSETS
 Current Assets:
  Cash and Cash Equivalents              U.S.$    321    Ps.    3,459    Ps.    2,357
  Accounts Receivable
   less Allowance for
   Doubtful Accounts                               43             459             383
  Inventories                                     197           2,121           1,638
  Other Current Assets                             20             217             232
 Total Current Assets                             581           6,257           4,610
  Net Property, Plant
   and Equipment                                  757           8,153           8,626
  Other Non Current Assets                         34             366             308
 Total Non Current Assets                         791           8,519           8,934
TOTAL ASSETS                             U.S.$  1,373    Ps.   14,775    Ps.   13,544

LIABILITIES
 Current Liabilities
  Notes Payable to Banks                 U.S.$      8    Ps.       91    Ps.      100
  Trade Accounts Payable                           48             518             450
  Other Accrued Liabilities                        42             452             209
 Total Current Liabilities                         99           1,061             759
 Long-Term Debt                                     6              62              73
 Labor Obligations                                  7              80              55
 Deferred Income Taxes
  and Others                                      172           1,849           1,695
 Total Long-Term Liabilities                      185           1,992           1,823
TOTAL LIABILITIES                                 284           3,052           2,582

STOCKHOLDERS' EQUITY
 Capital stock                                    193           2,073           2,073
 Premium in Public
  Offering of Shares                               55             597             653
 Retained Earnings                              1,141          12,280          11,810
 Net Income for the Year                          108           1,162             708
 Deficit from Restatement
  of Stockholders' Equity                        (305)         (3,286)         (3,200)
 Reserve for Repurchase
  of Shares                                        20             221             154
 Minimum Seniority Premium
  Liability Adjustment                             (8)            (87)             (1)
 Effect of Deferred
  Income Taxes                                   (119)         (1,278)         (1,278)
 Total Majority
  Stockholder's Equity                          1,085          11,682          10,921
 Minority Interest                                  4              41              41
TOTAL STOCKHOLDERS' EQUITY                      1,089          11,723          10,962
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                    U.S.$  1,373    Ps.   14,775    Ps.   13,544

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.764 per U.S. dollar, the noon buying rate at June 30, 2005.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
                (millions of constant pesos as of June 30, 2005,
                          and millions of U.S. dollars)

                                           June 30,        June 30,        June 30,
                                            2005(1)          2005            2004
                                         ------------    ------------    ------------
OPERATING ACTIVITIES:
 Net Income                              US$      108    Ps.    1,162    Ps.      158
 Adjustments to Reconcile
  Net Income to Resources
 Provided by Operating
  Activities:
  Depreciation and Others                          20             219             209
  Changes in Operating
   Assets and Liabilities                           8              85             288
  Deferred Income Taxes                            14             155              (7)
RESOURCES PROVIDED BY
 OPERATING ACTIVITIES                             151           1,621             648
FINANCING ACTIVITIES:
 Increase of Capital Stock                          0               0               0
 Proceeds from Long-term Debt                       0               0               0
 Proceeds from Short-term Debt                     11             116             204
 Repayment of Long-term
  Debt and Notes Payable                          (13)           (135)           (178)
 Decrease in Long-term Debt
  in Constant Pesos                                (0)             (1)             (3)
 Cash Dividends Paid                              (22)           (238)           (249)
RESOURCES PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                             (24)           (259)           (226)
INVESTING ACTIVITIES:
 Acquisition of Property,
  Plant and Equipment                             (20)           (211)           (281)
 Minority Interest                                 (0)             (1)             (3)
 Others                                            (4)            (48)            (47)
RESOURCES USED IN
 INVESTING ACTIVITIES                             (24)           (260)           (331)
NET (DECREASE) INCREASE
 IN CASH AND CASH EQUIVALENTS                     102           1,102              92
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                           219           2,357           1,664
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                             US$ 321       Ps. 3,459       Ps. 1,756

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.10.764 per U.S. dollar, the noon buying rate at June 30, 2005.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             07/25/2005
    /CONTACT: Investors, in Mexico, Daniel Salazar Ferrer, CFO of Industrias Bachoco, +011-52-461-61-835-55; or in New York, Kevin Kirkeby, +1-646-284-9416,
or kkirkeby@hfgcg.com, or Lauren Puffer, +1-646-284-9426, or lpuffer@hfgcg.com, both of HF Global Consulting Group for Industrias Bachoco/
    /First Call Analyst: /
    /FCMN Contact: kkirkeby@hfgcg.com /
    /Web site:  http://www.bachoco.com.mx /